APPENDIX A:
INVESTMENT RISKS

THE RISK

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Project Pie to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

THE COMPANY MIGHT NEED MORE CAPITAL

Project Pie might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Project Pie is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Project Pie, and the revenue of Project Pie can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Project Pie competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Project Pie's core business or the inability to compete successfully against the with other competitors could negatively affect Project Pie's financial performance.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

LIMITED SERVICES

Project Pie operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Project Pie to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Project Pie's management or vote on and/or influence any managerial decisions regarding Project Pie. Furthermore, if the founders or other key personnel of Project Pie were to leave Project Pie or become unable to work, Project Pie (and your investment) could suffer substantially.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

CHANGES IN ECONOMIC CONDITIONS COULD HURT PROJECT PIE

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Project Pie's financial performance or ability to continue to operate. In the event Project Pie ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

UNINSURED LOSSES

Although Project Pie will carry some insurance, Project Pie may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Project Pie could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Project Pie's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

LACK OF ONGOING INFORMATION

Project Pie will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Project Pie is allowed to stop providing annual information in certain circumstances.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Project Pie's management will coincide: you both want Project Pie to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Project Pie to act conservative to make sure they are best equipped to repay the Note obligations, while Project Pie might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Project Pie or management), which is responsible for monitoring Project Pie's compliance with the law. Project Pie will not be required to implement these and other investor protections.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.